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SEC FILE NUMBER
8-32070

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



NAME OF BROKER-DEALER: DOUGLAS WALTER BRODE
CHRISTIAN FINANCIAL SERVICES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 GOLDEN CIRCLE #304
(No. and Street)

GOLDEN (City) CO (State) 80401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUG BRODE 303-279-3130
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AFFLECK GILMAN & CO., P.C.
(Name — *if individual, state last, first, middle name*)

50 S. STEELE STREET, SUITE 505 (Address) DENVER (City) DO (State) 80209 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DOUGLAS WALTER BRODE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHRISTIAN FINANCIAL SERVICES, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

OWNER

Title

Notary Public



ANN ROWELL
NOTARY PUBLIC
STATE OF COLORADO

MY COMMISSION EXPIRES 02/01/2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHRISTIAN FINANCIAL SERVICES

CONTENTS

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

Julie K. Affleck, CPA
Richard L. Gilman, CPA

INDEPENDENT AUDITORS' REPORT

Doug Brode
Christian Financial Services
Aurora, Colorado

We have audited the accompanying statements of financial condition of Christian Financial Services (a proprietorship) as of December 31, 2001 and 2000, and the related statements of operations and owner's equity, and statements of cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Christian Financial Services as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Affleck Gilman & Co., P.C.

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

Denver, Colorado
February 19, 2002

50 South Steele Street, Suite 505 • Denver, Colorado 80209 • (303) 388-8354 • FAX (303) 377-8535 • ToOurCPA@AOL.Com

CHRISTIAN FINANCIAL SERVICES

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2001	December 31, 2000
Cash	$ 31,253	$ 21,932
Accounts receivable	2,000	4,300
Marketable securities owned, at market value	68,411	43,766
Prepaid expense	-	1,400
Property and equipment, at cost, net of accumulated depreciation of $1,872 for 2001 and $1,542 for 2000	576	906
TOTAL ASSETS	$102,240	$ 72,304

EQUITY

Owner's equity	$102,240	$ 72,304

The accompanying notes are an integral part of these financial statements.

CHRISTIAN FINANCIAL SERVICES

STATEMENTS OF OPERATIONS AND OWNER'S EQUITY

	Year Ended December 31, 2001	2000
INCOME		
Dealer account income	$122,779	$135,678
Investment gain (loss)	(6,672)	233
Dividend income	1,652	1,533
Interest income	76	277
Miscellaneous income	139	1,200
TOTAL INCOME	117,974	138,921
EXPENSES		
Depreciation	330	330
Miscellaneous	217	51
NASD fees	700	1,300
Office expense	580	1,129
Postage	1,014	695
Professional fees	1,750	1,400
Publications	440	426
Rent	28	97
Travel	-	20
TOTAL EXPENSES	5,059	5,448
NET INCOME	112,915	133,473
OWNER'S EQUITY, BEGINNING OF YEAR	72,304	36,841
OWNER'S CAPITAL CONTRIBUTIONS	31,000	42,000
OWNER'S WITHDRAWALS	(113,979)	(140,010)
OWNER'S EQUITY, END OF YEAR	$102,240	$ 72,304

The accompanying notes are an integral part of these financial statements.

CHRISTIAN FINANCIAL SERVICES

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$112,915	$133,473
Adjustments to reconcile net income to net cash provided by operating activities:		
Investment (gain) loss	6,672	(233)
Depreciation	330	330
Decrease (increase) in operating assets:		
Accounts receivable	2,300	9,303
Prepaid expense	1,400	(1,400)
NET CASH PROVIDED BY OPERATING ACTIVITIES	123,617	141,473
CASH FLOWS FROM INVESTING ACTIVITIES:		
Sale of investments	1,335	-
Purchase of investments	(32,652)	(31,533)
NET CASH USED BY INVESTING ACTIVITIES	(31,317)	(31,533)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Owner's capital contributions	31,000	30,000
Owner's withdrawals	(113,979)	(140,010)
NET CASH USED BY FINANCING ACTIVITIES	(82,979)	(110,010)
NET INCREASE (DECREASE) IN CASH	9,321	(70)
CASH, BEGINNING OF YEAR	21,932	22,002
CASH, END OF YEAR	$ 31,253	$ 21,932
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Mutual fund contributed to capital, at market value	$ -	$ 12,000

The accompanying notes are an integral part of these financial statements.

CHRISTIAN FINANCIAL SERVICES

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization:

The Company is a proprietorship which was organized in 1984 for the purpose of operating as a broker/dealer of investments and financial planner. The Company operates primarily in the Denver metropolitan area as an introducing broker under clearing agreements with other broker/dealers. Effective January 10, 2002, the operations of the Company were transferred to a limited liability company.

Basis of Accounting:

Securities transactions and related commission revenue and expenses are recorded on a trade date basis.

Concentration of Credit Risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist of mutual fund investments, which by nature, limit the amount of credit exposure to any one entity.

Regulatory Provisions:

The Company operates under the provisions of Paragraph (K)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Accordingly, it is not required to make the periodic computation for determination of reserve requirement and information relating to the possession and control requirements under Rule 15c3-3.

Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had net capital of $89,402 and $59,939, respectively, which was $84,402 and $54,939 in excess of its required net capital of $5,000. The Company's aggregate indebtedness was zero as of December 31, 2001 and 2000.

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment:

Property and equipment are stated at cost and are depreciated using the straight line method over their estimated useful lives of five years. Maintenance and repairs are expensed as incurred. Expenditures which significantly increase asset values or extend useful lives are capitalized.

Liabilities Subordinated to Claims of General Creditors:

During the years ended December 31, 2001 and 2000, and as of December 31, 2001 and 2000, the Company had no liabilities subordinated to the claims of general creditors.

Income Taxes:

No tax liability is reported on the financial statements because the Company is a proprietorship. Accordingly, Company earnings and losses are included in the personal income tax return of the owner.

Use of Estimates in the Preparation of Financial Statements:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 2: ACCOUNTS RECEIVABLE

Accounts receivable represent commissions on the sale of mutual funds due from other broker/dealers. No provision for doubtful accounts has been made because all accounts are considered to be collectible.

NOTE 3: MARKETABLE SECURITIES

Marketable securities are mutual fund investments stated at market value. Differences between the cost and market value of the funds are included in income in the accompanying financial statements. The market value of the funds as of December 31, 2001 and 2000 was $68,411 and $43,766, respectively.

NOTE 4: RELATED PARTY TRANSACTIONS

The Company operates from the personal residence of its owner. No charges for occupancy expenses have been reflected in the financial statements.

Investments in marketable securities are registered in the name of the owner, but are required to be included as part of broker-dealer capital.

CHRISTIAN FINANCIAL SERVICES

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2001	December 31, 2000
NET CAPITAL		
Total owner's equity qualified for net capital	$102,240	$ 72,304
Deductions of non-allowable assets:		
Accounts receivable - Rule 12b-1 fees	(2,000)	(3,494)
Prepaid expense	-	(1,400)
Property and equipment	(576)	(906)
Net capital before haircuts on securities positions	99,664	66,504
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Mutual funds	(10,262)	(6,565)
NET CAPITAL	$ 89,402	$ 59,939
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition	$ -	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital at 1500%	$ 84,402	$ 54,939
Excess net capital at 1000%	$ 89,402	$ 59,939
Ratio aggregate indebtedness to net capital	N/A	N/A

CHRISTIAN FINANCIAL SERVICES

SCHEDULE I (CONTINUED)

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2001	December 31, 2000
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2001 and 2000)		
Net capital, as reported in Part II of Company's unaudited FOCUS report	$ 91,152	$ 59,433
Difference in non-allowable assets	(576)	(3,800)
Net audit adjustments	(1,174)	4,306
Net capital per above	$ 89,402	$ 59,939
Aggregate indebtedness, as reported in Part II of Company's unaudited FOCUS report	$ -	$ -
Aggregate indebtedness per above	$ -	$ -

CHRISTIAN FINANCIAL SERVICES

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001 and 2000

The firm operates pursuant to the (K)(2)(ii) exemption provision of The Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and does not hold customer funds for securities. Therefore, there were no reserve requirements.

CHRISTIAN FINANCIAL SERVICES

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001 and 2000

The firm operates pursuant to the (K)(2)(ii) exemption provision of The Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and does not hold customer funds for securities. Therefore, there were no possession or control requirements.

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

Julie K. Affleck, CPA
Richard L. Gilman, CPA



INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Doug Brode
Christian Financial Services
Aurora, Colorado

In planning and performing our audit of the financial statements of Christian Financial Services for the year ended December 31, 2001, we considered the Company's internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Christian Financial Services including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

50 South Steele Street, Suite 505 • Denver, Colorado 80209 • (303) 388-8354 • FAX (303) 377-8535 • ToOurCPA@AOL.Com

safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the owner, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Affleck Gilman & Co., P.C.

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

Denver, Colorado
February 19, 2002